Exhibit 99.2

IQM Quantum Computers Plc
Managers’ transactions

IQM Quantum Computers Plc – Managers’ Transactions – Hannu Martola

IQM Quantum Computers Plc, managers’ transactions, July 14, 2026 at 12:15 (EEST)

IQM Quantum Computers Oyj – Managers’ Transactions

Person subject to the notification requirement

Name: Hannu Martola

Position: Member of the Board/Deputy member

Issuer: IQM Quantum Computers Oyj

LEI: 743700MUXIBO64XQUT02

Notification type: INITIAL NOTIFICATION

Reference number: 166064/8/8

Transaction date: 2026-07-09

Outside a trading venue

Instrument type: SHARE

ISIN: FI4000602354

Nature of transaction: RECEIPT OF A SHARE-BASED INCENTIVE

Transaction details

(1): Volume: 11383 Unit price: 0 EUR

Aggregated transactions (1):

Volume: 11383 Volume weighted average price: 0 EUR

For further information, please contact:

Blair Robertson, Vice President, Strategy & Corporate Development

Investor Relations Officer

Investors@iqm.tech

About IQM Quantum Computers

IQM Quantum Computers (Nasdaq: IQMX) is a global leader in superconducting quantum computers, delivering full-stack quantum systems and cloud platform access to enterprises, research institutions, universities, high-performance computing centers, and national laboratories worldwide. IQM’s on-premises deployment model gives customers direct ownership and control of their quantum infrastructure. Founded in 2018 and headquartered in Finland, with major operations in Munich, IQM employs over 400 people and operates across Europe, Asia, and North America. IQM is the first publicly listed European quantum company on Nasdaq Stock Market.